06002529

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
2006
WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Cirenza, President (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James T. Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER G OLSSON
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
October 11, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

RegenBenzMacKenzie

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 5, the company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.
New York, New York
January 6, 2006

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets	
Cash (Note 3)	$ 1,788,204
Commissions Receivable (Note 5)	951,654
Investments, at market value (Note 4)	7,075,000
Receivables From Brokers or Dealers and Clearing Organizations (Note 6)	131,319
Securities Sold But Not Yet Delivered, at market value (Note 7)	2,945,580
Other Receivables	82,135
Prepaid Expenses	139,265
Total Current Assets	13,113,157
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation and amortization of $1,547,865 (Note 8)	324,542
Other Assets	
Deferred Income Tax Benefit (Note 14)	136,150
TOTAL ASSETS	$ 13,573,849

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 4,617,861
Rent Abatement	20,195
Securities Sold But Not Yet Received, at market value (Note 6)	131,319
Payables to Brokers or Dealers and Clearing Organizations (Note 7)	2,945,580
Total Current Liabilities	7,714,955
Commitments and Contingent Liabilities (Notes 11 and 12)	
Stockholder's Equity	
Capital Stock (Note 13)	1
Paid-in Capital	1,999,999
Retained Earnings	3,858,894
Total Stockholder's Equity	5,858,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,573,849

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commission Income	$ 16,198,166
Fee Income	2,919,864
Interest Income	148,984
Foreign Exchange Loss	(5,830)
Total Revenue	19,261,184
OPERATING EXPENSES	
Settlement Costs	5,194,521
Salaries	6,844,184
Office Rent and Utilities	256,549
Payroll Taxes	186,451
Employees' Benefits (Note 9)	511,015
Insurance	42,097
Research	56,863
Depreciation and Amortization	178,370
Repairs and Maintenance	48,731
Office Expenses	69,253
Telephone and Communication	482,490
Machine Rental and Maintenance	38,945
Professional and Legal Fees	156,770
Travel and Entertainment	1,112,907
Regulatory Fees	16,453
Dues and Subscriptions	10,160
Charitable Contributions	19,000
Bank Service Charges	2,831
Seminars	13,952
Interest Expense (Note 10)	45,969
Total Operating Expenses	15,287,511
Income From Operations	3,973,673
Provision for Income Taxes (Note 14)	(1,874,806)
Net Income for the Year Ended December 31, 2005	$ 2,098,867

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2005	$ 1	$1,999,999	$ 1,760,027	$ 3,760,027
Net Income - Year Ended December 31, 2005	-	-	2,098,867	2,098,867
Balances, December 31, 2005	$ 1	$1,999,999	$ 3,858,894	$ 5,898,894

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated Liabilities at January 1, 2005	$	2,321,000
Increase (Note 10)		45,969
Decrease (Note 10)		(2,366,969)
Subordinated Liabilities at December 31, 2005	$	0

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Income	$ 2,098,867
Adjustments to Reconcile Net Income to Net Cash Provided in Operating Activities:	
Depreciation and Amortization	178,370
Decrease in Commissions Receivable	29,544
Increase in Other Receivables	(72,154)
Increase in Prepaid Expenses	(50,096)
Decrease in Deferred Income Tax Benefit	9,130
Decrease in Security Deposits	1,875
Increase in Accounts Payable and Accruals	977,003
Decrease in Interest Payable	(121,000)
Increase in Rent Abatement	8,164
Decrease in Income Taxes Payable	(1,155,542)
Net Cash Provided by Operating Activities	1,904,161
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(211,453)
Sale of Investments	425,000
Net Cash Provided by Investing Activities	213,547
Cash Flows From Financials Activities:	
Payment of Liabilities Subordinated to Claims of General Creditors	(2,200,000)
Net Cash Used in Financials Activities	(2,200,000)
Net Decrease in Cash	(82,292)
Cash - Beginning of Year	1,870,496
Cash - End of Year	$ 1,788,204

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Taxes	$ 3,078,517
Interest	$ 166,969

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie

1- ORGANIZATION

Carnegie, Inc. ("Carnegie") a Delaware Corporation was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB.

All securities transactions represent the sale of foreign securities. All foreign securities commissions are generated through related companies and the settlement of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

However, since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades (see Notes 6 and 7).

2- SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statement and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 14).

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

3- CASH

Only $100,000 of cash held at JP MorganChase is FDIC insured. The balance of $1,688,204 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

4- INVESTMENTS

Investments are comprised of investment grade Municipal Bonds, which have maturities from 11 to 26 years. The interest rate, however is reset to market every seven to twenty eight days as stipulated in the bond prospectus.

5- COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $951,654 (as shown below), net of settlement costs.

	Commissions Receivable
Carnegie Investment Bank AB	$ 355,190
Carnegie Bank A/S	203,685
D. Carnegie AB Finland Branch	83,458
D. Carnegie AB Norway Branch	309,321
	$ 951,654

6- RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS AND SECURITIES SOLD BUT NOT YET RECEIVED, AT MARKET VALUE

Receivables from Brokers or Dealers and Clearing Organizations and Securities Sold But Not Yet Received, represents the market value of securities which Carnegie has not yet received from the seller by the settlement date.

Corporate Stocks	$ 131,319

7- SECURITIES SOLD BUT NOT YET DELIVERED VALUE AND PAYABLE TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS, AT MARKET VALUE

Securities sold but not yet delivered, and payable to brokers or dealers and clearing organizations represents the market value of securities that Carnegie has sold and has not yet delivered to the purchaser by the settlement date.

Corporate Stocks	$ 2,945,580

8- FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization:

Furniture and Equipment	$ 1,128,928
Leasehold Improvements	743,479
	1,872,407
Less: Accumulated Depreciation and Amortization	1,547,865
Total	$ 324,542

9- PENSION PLAN

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for one year are covered by the plan from January 1 of the year that they have complete one year of service. Company contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a participants account and are directed by the participant.

For the year ended December 31, 2005, contributions to the plan charged to operations were $299,463 and are included in employee benefits.

10- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On December 20, 2001, Carnegie received a $ 2,200,000 subordinated loan from D. Carnegie AB. Per terms of the loan, the total principal with five and one half (5 ½) percent interest per annum was due and payable on December 31, 2004. The loan was renegotiated in December 2003 to extend the maturity date to December 31, 2006. Accrued interest of $245,361 was paid at the date of extension.

The loan, including accrued interest of $166,969,was repaid on May 17, 2005, with the consent of The National Association of Security Dealers.

11- COMMITMENTS

Carnegie occupies leased office space in New York City. The lease expired on September 30, 2005. It was renewed for a term of 10 years . The current lease will expire on December 31, 2015 and can be cancelled after 5 years. Future minimum rental commitments for this operating lease are as follows:

2006	$ 230,173
2007	256,508
2008	261,638
2009	266,870
2010	272,208
2011 - 2015	1,444,772
Total minimum future rentals	$ 2,732,169

12- CONTINGENT LIABILITIES

New York City examined the company's New York City General Corporation Tax returns for the years 1998-2000. New York City has proposed certain adjustments to the returns that would result in additional tax of $147,000 plus interest. The Company is contesting the proposed adjustments, and in the opinion of tax consultants, any additional tax due for years 1998-2000 would not be material.

13- CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2005, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

14- INCOME TAXES

For calendar year 2005 Carnegie charged $1,874,806 taxes against income as follows:

Federal	$1,162,073
State	349,181
Local	363,552
	$1,874,806

The company's effective tax rate is 47.18%, a reconciliation of the company's effective tax rate is as follows:

Computed at the expected Statutory Rate	34.00%
State/local tax-net of Federal Benefit	11.27%
Tax Effect of Permanent Differences	1.91%
	47.18%

The company's effective income tax rate is higher that what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of expenses deductible for reporting purposes that are not deductible for tax purposes.

The following temporary differences gave rise to the deferred tax: interest expense is not deductible until it is paid as it is due to a related party; and, excess of book depreciation over tax depreciation.

15- FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash and long-term debt. Carnegie estimates that the fair value of all financial instruments at December 31, 2005 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

16- NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2005, Carnegie had net capital of $ 3,744,834 which was $ 3,494,834 in excess of its required net capital.

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 5,858,894
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital Including Accrued Interest Thereon	0
Total Capital and Allowable Subordinated Liabilities	5,858,894
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	64
Prepaid Expenses	139,265
Other Current Assets	218,285
Commissions Receivable	951,654
Furniture, Equipment and Leasehold Improvements	324,542
Total Deductions and/or Charges	1,633,810
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	4,225,084
Haircuts on Investment Securities	480,250
Net Capital	$ 3,744,834
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 4,617,861
Rent Abatement	20,195
Securities Sold But Not Yet Delivered, at market value	131,319
Payables To Brokers or Dealers and Clearing Organizations	2,945,580
Total Aggregate Indebtedness	$ 7,714,955
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15 c3-3 prepared as of the date of net capital computation	$ -0-
Capital Requirement of Broker, Dealer Electing Alternatives Method	250,000
Total Net Capital Requirement	250,000
Excess Net Capital	$ 3,494,834
Net Capital in excess of 5 percent of aggregate debit items or $120,000	$ 3,624,834

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 3,744,834
Net Capital Per Above	$ 3,744,834

SCHEDULE II

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. $ 0

A. Number of items 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ 0

A. Number of items 0

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2005

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

The Board of Directors
Carnegie, Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carnegie, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Carnegie, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Carnegie, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordations of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of Carnegie, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Carnegie, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 6, 2006